Exhibit 99.1

PRESS RELEASE

Atento Reports Fiscal 2016 First-Quarter Results

Improved Balance of Growth, Profitability and Liquidity

•      Consolidated revenue grew 2.5%; Company strengthens leadership position in Latin America CRM BPO market

•      Revenue in Americas up 16% supported by broad-based country and sector gains

•      Adjusted EBITDA rose 5.6% with margin of 11.6%

•      Focus on liquidity drives improvement in working capital

•      Reaffirmed key financial targets for Fiscal 2016

NEW YORK, May 10, 2016 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its first-quarter 2016 operating results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions)	Q1 2016	Q1 2015	CCY Growth
Revenue	419.4	515.9	2.5%
Adjusted EBITDA	48.8	58.3	5.6%
Margin	11.6%	11.3%
Adjusted EPS(1)	$0.13	$0.21	-18.8%
Leverage (x) (2)	1.9	1.4

.

(1)  Adjusted earnings per share, for the period ended March 31, 2016, were calculated considering the number of ordinary shares of 73,751,131.  For the period ended March 31, 2015 the number of ordinary shares was 73,619,511.

(2)  Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We delivered top-line growth in the first quarter, as we made progress on our priorities for Fiscal 2016, which include: driving the optimal balance of growth, profitability and liquidity; making targeted investments to deliver even greater value to our clients; and further strengthening our balance sheet. We extended our CRM BPO leadership position in Latin America supported by new client wins and an increase in revenue mix from higher-value services, especially in the financial services sector. We remain the reference partner for the CRM BPO needs of our clients, as they increasingly look to partners with robust capabilities and financial strength.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “We continue to navigate the challenging growth environment in Brazil, highlighted by strong inflationary headwinds and a significant contraction in GDP. Against this backdrop, we expect our top-line to remain under pressure as we selectively pursue profitable revenue opportunities. In addition, while our cost and efficiency initiatives are delivering expected operational leverage, inflationary headwinds will continue to impact our profitability. Our solid first quarter results and vigilance to drive profitable growth, control costs and improve liquidity, provide us with the confidence to reaffirm our full-year outlook for revenue growth between 1% and 5% and adjusted EBITDA margin between 11% and 12%.”

1

PRESS RELEASE

First Quarter Consolidated Operating Results

All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Revenue increased 2.5%, driven by a 16.0% increase in the Americas, which more than offset a 5.6% decline in Brazil and a 5.4% decline in EMEA. Our strategy to diversify our revenue and generate more balanced growth remained on-track as revenue from clients other than Telefónica increased 6.1%, accounting for 56.2% of revenue in the quarter. This growth was supported by new client wins and gains in share of wallet in Brazil in several sectors, and in the Americas led by new client wins in financial services. From a regional perspective, non-Brazil revenue grew 9.7% reaching 56.5% of total revenue, up 380 basis points. On a consolidated basis, revenue from Telefónica declined 1.8% due to macro-driven declines in volume in Brazil and EMEA. However in Americas, where macroeconomic conditions are more favorable, revenue from Telefónica increased 14%. On a reported basis total Atento revenue declined 18.7%.

Adjusted EBITDA increased 5.6%, while adjusted EBITDA margin increased 30 basis points to 11.6%. In Fiscal 2016, Brazil implemented a more phased approach to the timing of wage increases versus Fiscal 2015. Without this timing difference, adjusted EBITDA margin was 10.6%. The benefit of this timing difference is expected to be offset in the second and third quarters.

As expected, first quarter reported financial results included $11.5 million in non-recurring items mostly related to proactive actions to align cost structure with market condition realities, including current and expected macro-driven volume declines in Brazil and Spain and the acceleration of site relocation program in Brazil.

Adjusted EPS declined 18.8% to $0.13, driven by an increase in net interest expense, depreciation and a higher share count.

Free cash flow in the quarter before interest was $(26.3), $2.4 million better year-over-year supported by an improvement in working capital. Excluding non-recurring items, free cash flow was better by $9.9 million.

Atento ended the first quarter with total liquidity of $206 million and net debt to adjusted EBITDA of 1.9x.

Adjusted earnings and adjusted EBITDA are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

	Q1 2016	Q1 2015	CCY growth
Brazil Region
Revenue	182.5	264.1	-5.6%
Adjusted EBITDA	24.9	31.7	4.6%
Margin	13.6%	12.0%
Americas Region
Revenue	177.3	187.4	16.0%
Adjusted EBITDA	23.4	23.4	23.2%
Margin	13.2%	12.5%
EMEA Region
Revenue	60.0	64.8	-5.4%
Adjusted EBITDA	2.7	4.0	-32.5%
Margin	4.5%	6.2%

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PRESS RELEASE

Brazil Region

Revenue for Brazil declined 5.6%, driven by a 16.5% decrease in revenue from Telefónica, which was mostly due to the macro-driven decline in certain commercial activity. Revenue from other clients increased 1.3%, supported by growth from new clients and an increase in the penetration of higher-value added solutions with existing clients, mainly in the financial services sector. On a reported basis, revenue declined 30.9%.

Adjusted EBITDA increased 4.6%, while margin increased 160 basis points to 13.6%. These actions included rationalization of headcount and an acceleration in the relocation of sites to lower-cost Tier 2 locations. At the end of the quarter, 62% of sites were located in Tier 2 locations, up from 58% at the end of Fiscal 2015. Excluding the timing impact of wage increases, adjusted EBITDA margin was 11.2%.

Americas Region

Revenue for Americas increased 16.0%, driven by a 17.9% increase in revenue from clients other than Telefónica. Growth from non-Telefónica clients was supported by new clients and an increase in share of wallet with existing clients in all markets, particularly in Mexico, Colombia, Peru, Chile and our nearshore business in the United States. Revenue from Telefónica increased 14.0%, driven by double-digit growth in Peru and Argentina and single-digit growth in Mexico. Revenue from the Americas Region comprised 42% of total company revenue in the quarter, up 500 basis points. On a reported basis, revenue declined 5.4%.

Adjusted EBITDA increased 23.2%, while margin increased by 70 basis points to 13.2%. The improvement in profitability was driven by the strong growth in revenue and improved operating leverage.

EMEA Region

Revenue for EMEA declined 5.4%, driven by a 3.1% decrease in revenue from Telefónica in Spain. Revenue from other clients decreased 8.9% due to lower volumes from Public Administration contracts in Spain and our stated strategy to focus on profitable growth, which more than offset private sector growth from new and existing clients. On a reported basis, revenue declined 7.4%.

Adjusted EBITDA declined 32.5%, while adjusted EBITDA margin declined 170 basis points to 4.5%. The decline in profitability was driven by the decline in revenue and ramp of new clients.

Strong Balance Sheet and Ample Liquidity Enhance Financial Flexibility

At March 31, 2016, the Company had cash, cash equivalents and short-term financial investments totaling $148.6 million and undrawn revolving credit facilities of €50 million for total liquidity of $206 million. Total net debt with third parties equaled $448.4 million, an increase of $28.6 million. The Company’s last twelve month (LTM) adjusted EBITDA to net debt with third parties was 1.9x.

During the first quarter of 2016, the Company invested $5.5 million, or 1.3% of revenue, in capital expenditures.

3

PRESS RELEASE

Fiscal 2016 Guidance

The Company expects to operate in a challenging growth environment in many of its markets during the balance of 2016. In this environment, the Company remains focused on driving the optimal balance of profitable growth and liquidity, strengthening its balance sheet and maintaining financial flexibility. By continuing to execute on its priorities for Fiscal 2016, including tight cost controls and disciplined capital allocation, the Company is well-positioned to outperform the market, increase its leadership position in Latin America, and remain the reference partner for the CRM BPO needs of its clients.

For the full year Fiscal 2016, the Company expects:

•         Consolidated revenue growth in the range of 1% to 5%, in constant currency.

•         Adjusted EBITDA margin in the range of 11% to 12%, in constant-currency.

•         Non-recurring items, which are included as add-backs in adjusted EBITDA, of approximately $15 million with roughly two-thirds expected in the first-half of the year as the Company continues to align its cost structure with prevailing market conditions.

•         Net interest expense in the range of $60 million to $65 million.

•         Debt pay down of $27 million.

•         Cash capital expenditures of approximately 5% of revenue, reflecting investments in both growth and maintenance.

•         Effective tax rate of approximately 32%.

•         Fully diluted share count of approximately 73.8 million shares.

This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements in USD.

Conference Call

Atento will host a conference call and webcast for analysts on Tuesday, May 10, 2016 at 5:00 am ET to discuss the financial results.  The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues.  Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America.  Since 1999, the company has developed its business model in 14 countries where it employs more than 160,000 people.  Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels.  Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others.  Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE).  In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for third consecutive year. For more information visit www.atento.com

Investor Relations
Lynn Antipas Tyson

+ 1 914-485-1150
lynn.tyson@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

5

PRESS RELEASE

Consolidated Income Statements

	For three months ended March 31,		Change excluding
($ in millions, except percentage changes)	2016	2015	FX (%)
	(unaudited)
Revenue	419.4	515.9	2.5
Other operating income	0.8	0.5	100.0
Supplies	(15.2)	(19.7)	(0.7)
Employee benefit expenses	(315.5)	(380.4)	4.1
Depreciation	(10.9)	(14.0)	(1.8)
Amortization	(10.8)	(14.0)	(5.3)
Changes in trade provisions	(0.3)	(0.2)	N.M.
Other operating expenses	(51.9)	(60.4)	9.0
Total Operating Expenses	(404.6)	(488.7)	4.1

OPERATING PROFIT/(LOSS)	15.6	27.7	(26.1)

Finance income	1.5	6.3	(67.4)
Finance costs	(17.9)	(20.5)	10.5
Change in fair value of financial instruments	0.5	13.0	(96.2)
Net foreign exchange gains/(loss)	(3.5)	(0.4)	N.M.

NET FINANCE EXPENSE	(19.4)	(1.6)	N.M.

PROFIT/(LOSS) BEFORE TAX	(3.8)	26.1	(116.9)

Income tax expenses	(1.0)	(5.6)	(75.0)
PROFIT/(LOSS) FOR THE PERIOD	(4.8)	20.5	(125.9)

Basic result per share (in U.S. dollars) (*)	0.06	0.28	(125.9)

(*) The adjusted basic and diluted result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,751,131 as of March 31, 2016. For the period ended March 31, 2015 the number of ordinary shares was 73,619,511.

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PRESS RELEASE

	For the three months ended March 31,
($ in millions)	2016	2015
	(unaudited)
Profit/(loss) for the period	(4.8)	20.5

Net finance expense	19.4	1.6
Income tax expense	1.0	5.6
Depreciation and amortization	21.7	28.0

EBITDA (non-GAAP) (unaudited)	37.3	55.7

Acquisition and integration related costs(a)	-	0.1
Restructuring costs(b)	6.2	1.0
Site relocation costs(c)	5.7	0.4
Financing and IPO fees (d)	-	0.3
Asset impairments and Others (e)	(0.4)	0.8
Total non-recurring items	11.5	2.6

Adjusted EBITDA (non-GAAP) (unaudited)	48.8	58.3

(a)                   Acquisition and integration related costs incurred for the three months ended March 31, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost.

(b)                  Restructuring costs incurred during the three months ended March 31, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that are not related to our core result of operations. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to restructuring in Spain to adapt the organization to lower levels of activity and minor restructurings in Chile and Mexico, totaling $0.5 million. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil.

(c)                   Site relocation costs incurred for the three months ended March 31, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement. Site relocation costs incurred for the three months ended March 31, 2016 are related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(d)                  Financing and IPO fees for the three months ended March 31, 2015 relate to remaining costs in connection with the IPO process.

(e)                  Asset impairments and other costs for the three months ended March 31, 2015 refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that has previously been impaired.

7

PRESS RELEASE

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended March 31,
($ in millions, except percentage changes)	2016	2015
	(unaudited)
Profit/(Loss) attributable to equity holders of the parent	(4.8)	20.5

Acquisition and integration related Costs (a)	-	0.1
Amortization of Acquisition related Intangible assets (b)	5.4	7.7
Restructuring Costs (c)	6.2	1.0
Site relocation costs (d)	5.7	0.4
Financing and IPO fees (e)	-	0.3
Asset impairments and Others (f)	(0.4)	0.8
Net foreign exchange gain on financial instruments (g)	(0.5)	(13.0)
Net foreign exchange impacts (h)	3.5	0.4
Tax effect (i)	(5.3)	(2.9)
Total of Add backs	14.6	(5.2)
Adjusted Earnings (non-GAAP) (unaudited)	9.8	15.3
Adjusted Basic Earnings per share(in U.S. dollars) (*) (unaudited)	0.13	0.21

(a)                   Acquisition and integration related costs incurred for the three months ended March 31, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost.

(b)                  Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations, and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)                   Restructuring costs incurred during the three months ended March 31, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that are not related to our core result of operations. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to restructuring in Spain to adapt the organization to lower levels of activity and minor restructurings in Chile and Mexico, totaling $0.5 million. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil.

(d)                  Site relocation costs incurred for the three months ended March 31, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement. Site relocation costs incurred for the three months ended March 31, 2016 are related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(e)                  Financing and IPO fees for the three months ended March 31, 2015 relate to remaining costs in connection with the IPO process.

(f)                    Asset impairments and other costs for the three months ended March 31, 2015 refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that has previously been impaired.

(g)                   As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 an amount of $13.0 million was reversed from equity to profit/(loss) in the consequence of the company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as hedging items.

(h)                  As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results.

(i)                    The tax effect represents the tax impact of the total adjustments based on tax rate of 31.4% for the period from January 1, 2016 to March 31, 2016 and 28.2% for the period from January 1, 2015 to March 31, 2015.

(*)    The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of ordinary shares of 73,751,131 (weighted average number of ordinary shares) as of March 31, 2016. For the period ended March 31, 2015 the number of ordinary shares was 73,619,511.

8

PRESS RELEASE

Reconciliation of Total Debt to Net Debt with Third Parties

	As of March 31,
	(unaudited)
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2015

Cash and cash equivalents	148.6	177.0
Short term financial investments	-	15.0
Debt:
7.375% Sr. Sec. Notes due 2020	296.6	295.1
Brazilian Debentures	192.3	211.5
Contingent Value Instrument	23.9	36.1
Finance Lease Payables	4.2	8.7
Other Borrowings	80.0	60.4
Total Debt	597.0	611.8
Net Debt with third parties (1) (unaudited)	448.4	419.8
Adjusted EBITDA LTM (2) (non - GAAP) (unaudited)	240.6	301.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.9x	1.4x

(1)                  In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)                  Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free Cash Flow

($ in millions)	For the three months ended March 31,
	2016	2015
	(unaudited)
EBITDA (non-GAAP) (unaudited)	37.3	55.7
Changes in Working Capital	(38.0)	(71.2)
Payments for acquisition of property, plant, equipment and intangible assets	(19.1)	(9.1)
Disposals of property plant, equipment, and intangible assets	-	0.4
Income tax paid	(6.5)	(4.5)
Free cash flow before interest	(26.3)	(28.7)
Net interest	(14.4)	(6.3)
Free cash flow (non-GAAP) (unaudited)	(40.7)	(35.0)

9

Atento

Fiscal 2016
First Quarter Results

May 10, 2016

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

2

ATENTO

Presenters:

Alejandro Reynal, CEO

Mauricio Montilha, CFO

Fiscal 2016 First Quarter Highlights[1]

- **Focus on Optimal Balance of Growth and Profitability**
  - Consolidated revenue up 2.5%, adjusted EBITDA up 5.6% with margin of 11.6%.
  - Strategy to diversify revenue on track:
    - ✓ Americas revenue up 16% supported by broad-based country and sector gains.
    - ✓ Non-Brazil revenue grew 9.7% reaching 56.5% of total revenue, up 380 basis points.
    - ✓ Non-Telefónica revenue up 6.1%, now 56.2% of revenue up 100 basis points – led by gains in financial and telco verticals.

- **Operational and financial levers advance competitive advantage**
  - Proactive actions to drive lean, more agile organization deliver expected savings.
  - Progress on improvement in working capital.
  - Liquidity of $206MM[2] with adjusted net debt to EBITDA of 1.9x.
  - Financial flexibility to invest in higher-return opportunities.

- **Reaffirm FY 2016 Guidance**
  - Outperform the market in a challenging growth environment.
  - Revenue up 1% to 5%, adjusted EBITDA margin range of 11% to 12%.
  - Significant increase in free cash flow generation.
  - Strengthen balance sheet, pay down debt.

Notes:
(1) Unless otherwise noted, all results are on a constant-currency basis, year-over-year.
(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

5

Progress Against Long Term Strategy

STRATEGIC PILLARS

Transformational Growth

- ✓ ~2.7K+ WS won.
  - ~92% from non-Telefónica clients.
- ✓ Strong growth in financial services led by Americas.
- ✓ Mix of higher-value solutions in Brazil and Americas up 130 basis points and 100 basis points, respectively.
  - On a consolidated basis mix of higher-value solutions down 120 b.p. due to FX driven shift in geographic mix.

Best-in-Class Operations

- ✓ COPC Certification (Customer Operations Performance Center) in Chile & Spain, reflects high standards for efficiency and end-user satisfaction.
- ✓ Continuous improvement in operational excellence in all regions and across all new initiatives

Inspiring People

- ✓ Awarded Socially Responsible Company in Peru, Argentina and Mexico by CEMEFI.
  - Reflects commitment to high standards in working conditions, business ethics, engagement with the community and environmental protection.
- ✓ Recognized as Great Place to Work in Mexico, ranked #8 and only CRM BPO company among the top 10.

QUARTER HIGHLIGHTS

ATENTO

6

Long Term Strategy on Track

- **Results demonstrate Atento is uniquely positioned to:**
  - Win new business across all verticals, including financial services.
  - Grow share of wallet with existing clients including increased penetration of higher-value added solutions.
  - Strengthen leadership position in Latin America.
- **2016 Clear Priorities: Optimal balance of growth, profitability & liquidity**
  - Targeted investments to deliver higher value to clients, with best-in-class customer experience.
  - Further strengthen balance sheet by reducing debt levels.
- **Long term sector attractive, despite near-term macro-economic pressures**
  - Largest CRM/BPO provider in $10.4Bn Latin America market.
  - Well positioned to extend leadership as market grows to $15Bn by 2020.
  - Continue to be <u>the</u> reference partner for the CRM/BPO needs of our clients.

High revenue visibility
99%+ revenue retention rate
TEF MSA throughout 2021
Attractive market growth
Growing market due to favorable industry tailwinds & market dynamics
Multi-pronged growth agenda
Share of wallet gains through an increase in higher value solutions
New growth avenues: non-TEF telco, financial, US near-shore, and Carve Outs
Operations efficiency program
Margin expansion initiatives:
Operations productivity
Lower turnover
Global procurement
Site relocation
Capital structure optimization
Enhanced financial flexibility
Earnings growth

ATENTO

7

Consolidated Financials

USDm	Q1 2016	Q1 2015
Revenue	**419.4**	515.9
CCY growth [1]	*2.5%*	
Adjusted EBITDA	**48.8**	58.3
CCY growth	*5.6%*	
Margin	*11.6%*	*11.3%*
Adjusted EPS	**$0.13**	$0.21
CCY growth	*-18.8%*	
Leverage (x)	**1.9**	1.4

Key Highlights[1]

- **Growth and Profitability**
  - Revenue up 2.5% with 16% growth in Americas.
  - Decisive cost and efficiency initiatives drive improved operating leverage.
  - Adjusted EBITDA up 5.6% with a 30 b.p. increase in margin.
    - Phased approach to wage increases in Brazil contributed 100 b.p. to margin – will normalize in Q2 & Q3.
- **Revenue Diversification On Track**
  - ~ 2,700 workstations won with over half coming from new clients.
  - Mix of revenue from clients other than Telefónica reached 56.2%, up 110 b.p.
  - Non-Brazil revenue grew 9.7% to 56.5% of total revenue, up 380 b.p.
  - Strong growth in financial services.
- **Financial flexibility**
  - Liquidity of $206MM[2] with adjusted net debt to EBITDA of 1.9x.
- **Adjusted EPS**
  - Decline driven by an increase in net interest expense, depreciation and a higher share count.

Notes:

(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

ATENTO

9

Brazil

Revenue

USDm	Q1 2016	Q1 2015
Revenue	182.5	264.1
CCY growth	*-5.6%*	

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	24.9	31.7
CCY growth	*4.6%*	
Margin	*13.6%*	*12.0%*

Key Highlights[1]

- Revenue down 5.6% amidst challenging macro-economic environment.
  - ~ 1,300 workstations won with new and existing clients, 56% from non-telco verticals.
- Mix of revenue from higher-value solutions up 130 b.p. to 37.8%.
- Revenue from clients other than Telefónica up 1.3% supported by growth across several sectors. Mix of revenue now 65.6% up 450 b.p.
- Revenue from Telefónica declined 16.5%, as the company reduced activity in certain commercial channels due to macro-economic environment.

- EBITDA up 4.6% with a 160 b.p. increase in margin.
  - Phased approach to wage increases contributed 240 b.p. to margin – will normalize in Q2 & Q3.
- Decisive actions taken in the quarter to align cost structure with market realities:
  - 62% of sites in lower-cost Tier 2 cities, up 400 basis points from year-end 2015. Approaching target of 75%.
  - Rationalize overhead cost structure.
  - Actions will continue in second quarter.

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

ATENTO

10

Americas

Revenue

USDm	Q1 2016	Q1 2015
Revenue	177.3	187.4
CCY growth	*16.0%*	

Key Highlights[1]

- Revenue up 16.0%, ~1,000 workstations won with new and existing clients.
- Revenue from clients other than Telefónica up 17.9%.
  - New client wins and increased share of wallet with existing clients especially in Mexico, Colombia and U.S. nearshore.
  - Revenue from financial services up 22.2%
- Revenue from Telefónica up 14%, supported by double-digit growth in Peru and Argentina and single-digit growth in Mexico.
- Mix of revenue from higher-value solutions up 100 basis points to 12.6%.

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	23.4	23.4
CCY growth	*23.2%*	
Margin	*13.2%*	*12.5%*

- Adjusted EBITDA up 23.2% with a 70 basis point increase in margin supported by:
  - Strong growth in topline.
  - Improved operating leverage.

ATENTO

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

11

EMEA

Revenue

USDm	Q1 2016	Q1 2015
Revenue	60.0	64.8
CCY growth	*-5.4%*	

Key Highlights[1]

- Revenue down 5.4% as macro-driven volume declines in Public Sector and telco moderated versus 2015.
  - ~ 300 workstations won with new and existing clients
  - Continued strategy to exit lower-value contracts and selectively pursue profitable revenue.
- Revenue decline from clients other than Telefónica moderated to down 8.9%.
- Revenue decline from Telefonica, driven by Spain, also moderated - down 3.1%.

Adjusted EBITDA

USDm	Q1 2016	Q1 2015
Adjusted EBITDA	2.7	4.0
CCY growth	*-32.5%*	
Margin	*4.5%*	*6.2%*

- Adjusted EBITDA down 32.5% with a 170 basis point decline in margin.
  - Decline driven by decline in revenue and ramp-up of new clients.

ATENTO

Notes:
(1) Unless otherwise noted, all results are for Q1 2016; all growth rates are on a constant currency basis and year-over-year.

12

Financial Strength and Flexibility

- Free cash flow before net interest of -$26.3 million, $2.4 million better YoY driven by improvement in working capital.
  - $9.9 million better before non-recurring items.
- Strong Balance Sheet
- Debt ratings reaffirmed by rating agencies
  - Amidst downgrades of Latin America Corporate and Sovereign issuers.
- Limited transactional currency exposure
  - 98% of costs denominated in same local currency as revenue.
  - Most debt denominated in local currency or hedged against currency fluctuation.

	Q1 2016	Q1 2015
Cash, cash equivalents and short term financial Investments	148.6	177.0
Total Debt	597.0	611.8
Net Debt with third parties	448.4	419.8
Net Debt / Adj. EBITDA	1.9 x	1.4 x

ATENTO

13

Reaffirm 2016 Guidance

- Focused on the optimal balance of growth, profitability and liquidity
- Targeted investments to deliver higher value to our clients
- Further strengthen balance sheet, reduce level of debt

Consolidated Revenue Growth (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY)	*11% to 12%*
Non-recurring Items – Adjustments to EBITDA	*~$15 MM*
Debt Payments	*$27MM*
Net Interest Expense Range [(1)]	*$60MM to $65MM*
Cash Capex (% of Revenue)	*~5%*
Effective Tax Rate	*~32%*
Diluted Share Count	*~73.8MM shares*

2016 FX Assumptions (Per USD)	
Brazilian Real	4.10
Argentinean Peso	14.96
Mexican Peso	16.82
Chilean Peso	725.5
Peruvian Soles	3.51

[(1)] Adjusted net income and adjusted EPS exclude the non-cash effect of net foreign exchange gains on financial instruments and net foreign exchange impacts which appear on the net financing line. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business. Adjusted net income and EPS therefore only include the net interest expense portion of net financing (interest income and interest expense).

ATENTO

14

Key Takeaways

Priorities for 2016 are on track – highlighted by an optimal balance of growth, profitability and liquidity.

Resilient business model, strong balance sheet and improving cash flow provides **financial flexibility** to invest in **higher return opportunities.**

Confident in ability to outperform the market, **extend leadership position in Latin America** and continue to be the reference partner for the CRM BPO needs of our clients.

ATENTO

15

Appendix

About Atento

Financial Reconciliations

Debt Information

Glossary of Terms

Differentiated Competitive Advantages

- ✓ Leader in attractive, high-growth LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.
- ✓ Experienced, proven management team with strong track record.

18

Atento at a Glance

- #1 provider of **CRM BPO services and solutions in Latin America** – $2.0Bn 2015 revenue
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012
- Superior **operational delivery platform** in **LatAm region**
  - 100 contact centers in **14 countries** globally
  - **158,000+ employees** and 90,000+ workstations globally
- Long-standing relationships with **400+ blue-chip clients**
- Strong relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2021**
- Unique people focus: **only CRM BPO company** among the **25 best multinationals to work for and only LatAm based company** (1)

Revenue by region, offering and customer (2)

Brazil 44%
Americas 42%
EMEA 14%
Services 77%
Solutions 23%
Telefónica 43.8%
Non-Telefónica 56.2%

(1) Awarded by the Great Place to Work Institute ("GPTW")
(2) Based on Q1 2016 revenue of $419.6MM; Telefónica and Non-Telefónica revenue based on Q1 2016

19

Evolution of Leadership Position in LatAm CRM BPO Market

1999
Telefónica call center in Spain and Brazil

2015
The Leader in pan-LatAm CRM BPO

Extended footprint across Latin America

1999:

(1)

2015:

(2)

Added $2 billion in revenue

1999:

<0.5
Revenue $Bn

2015:

2.0
Revenue $Bn

Highly diversified client base

1999:

~10%
% non-TEF revenue

2015:

55.0%
% non-TEF revenue

Expanded higher value-added solutions offerings

1999:
- Sales
- Customer Service

2015:
- Sales
- Customer Service
- Credit Management
- Technical Support
- Back Office
- Insurance Management
- Smart Credit Solution
- Complaints Handling
- B2B Efficient Sales
- Smart Collection
- Credit Card Management
- Multi-channel Customer Experience
- Advanced Technical Support

Built largest execution platform in Latin America

1999:

<20k
Workstations

2015:

91k+
Workstations

ATENTO

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

20

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2014 CRM BPO market share (%)

$10.4Bn
LatAm CRM BPO market

Mexico
17%
Colombia
8%
Brazil (1)
26%
Peru
34%
Chile
25%
Argentina 20%
Atento #1 market share position (2)
Atento #5 market share position (2)

Source: Frost & Sullivan
(1) Atento market share position as of 2014 (Management estimate)
(2) Market share in terms of revenue

One of the largest players in the world...

2015 Revenue ($Bn)

3.8
3.0
2.0
1.3
1.3
1.1
Teleperformance
CONVERGYS (1)
ATENTO
TeleTech
SYKES
contax

(1) Pro forma for Stream acquisition

ATENTO

21

Recognized as a Leader in Gartner's 2016 Magic Quadrant for Customer Management Contact Center BPO

2016 Gartner's Magic Quadrant

CHALLENGERS
LEADERS
Aegis
Wipro
FIS
Transcom
Serco
HP Enterprise Services
Atento
Teleperformance
Sutherland Global Services
Convergys
TeleTech
Xerox
EGS (APAC)
Concentrix
Sykes
Sitel
Alorica
transcosmos
Minacs
HGS
FirstSource
Tech Mahindra Business Services Group
NICHE PLAYERS
VISIONARIES
ABILITY TO EXECUTE
COMPLETENESS OF VISION
As of August 2015

For the third consecutive year Atento S.A., has been named a Leader in Gartner´s Magic Quadrant assessing companies that provide Customer Management Contact Center Business Process Outsourcing Services.

Atento positioned furthest for ability to execute in the Leaders quadrant.

Gartner, Magic Quadrant for Customer Management Contact Center BPO, TJ Singh, Misako Sawai, Brian Manusama, 28 January 2016
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

22

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office

Telephone
E-mail
Social Networks
Chatrooms
SMS
Apps
VPA Web
VPA Kiosk
Onsite
CUSTOMER EXPERIENCE

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- **Deeply embedded** processes
- Stronger **alignment with clients**
- **Scalable** industry expertise
- **Higher value-add** with increased profitability

23

Superior pan-LatAm operational delivery platform

State-of-the-art Technology →

Blue-chip Tech Partners

- Avaya
- HP
- Nice
- Cisco
- Microsoft
- Verint

Robust, Globally Standard Processes

ISO 9001 · COPC · 6σ

0.02%

Unscheduled downtime in 2015

Standardized Large-scale Processes →

Three globally connected Command Centers

Centralized, standard automated recruiting

1,400,000+ applications (1)

Performance based learning

15.6MM+ hours of training (1)

Highly Motivated Employees →

Industry leading culture and globally recognized "Great Place to work"

Globally recognized as one of the 25 Best Multinationals to work for

→ Only CRM BPO company in the top 25

→ Only LatAm based Company in the top 25

Great Place to Work · World's Best Multinational Workplaces 2013

Great Place to Work in 10 countries (1)

(1) 2014 figures

24

ATENTO

Financial Service case study: deep expertise drives increased mix of value-add solutions overtime

Strong relationship spanning many services and countries....

Services	2000	2002	2006	2006	2010
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

...with increasing depth of offerings

Client services and solutions offerings
Services
Solutions
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Year 1
Current

ATENTO

Case study: Financial Institution based in Mexico

25

Strategy to achieve Sustained Growth and Shareholder Value Creation

MID-TERM VISION

Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

STRATEGIC PILLARS

Transformational Growth	Best-in-Class Operations	Inspiring People
Addressing untapped client growth opportunities and increasing SoW to deliver accelerated growth	Leveraging economies of scale and driving consistency in operations	Delivering our medium-term vision through our unique culture and people

GLOBAL STRATEGIC INITIATIVES

Transformational Growth

- Deliver CRM BPO solutions
- Aggressively grow client base
- Penetrate U.S. Near-Shore

Best-in-Class Operations

- Enhance operations productivity
- Increase HR effectiveness
- Deploy one procurement
- Drive consistent and efficient IT platform
- Optimize site footprint

Inspiring People

- Distinct culture and values
- Strengthen talent
- High performance organization

26

Atento's solutions

Smart Collection	• Solutions to optimize collection/past due payments with specialized process and agents in credit management • 100% variable compensation model that rewards efficiency of the agents and process • Cost effective channel integration: phone, digital, in-person • Collection software and automated enables (i.e voice mail, invoice letter • Use of analytics / big data optimizing time to call and Contact channel
Insurance Management	• End-to-end solution covering the sales process, customer services, and associated back office including credit management process • Specialized process: integrated process mapping and improvement, and technical back office support • Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents) • Social BPM and workload, mobility software and communications tools • Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics
Smart Credit Solution	• Manages the overall contract formalization and provides sales and customer service and credit management • Specialized process: back office, sales, customer service and credit management • Channel integration and self-service ensuring "just in time" information • Social BPM and workload, multichannel platform interface with client's software • Use of big data, mystery shoppers, survey speech analytics
Complaints Handling	• Solution to prevent and manage the overall complaints process • Specialized process: back office and customer service; process mapping and continuous improvement • Multichannel integration focusing on customer behavior • Social BPM and workload, multichannel platform interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey

27

Atento's Solutions

B2B Efficient Sales	• Manages small medium business' lead generation and process execution • Specialized process and agents in sales, process mapping and reengineering • Channel integration (adapted for efficiency: phone, digital, back office, in person • B2B sales software, multichannel platform, interface with client's software • Use of analytics ; big data, BIA, knowledge management
Credit Card Management	• Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) • Cost efficiency channel integration: phone, digital, letters, in-person • Social BPM and workload, multichannel platform, predictive dialers • Use of analytics and big data, BIA, knowledge management
Advanced Technical Support	• Single point of Contact (SPOC) to handle, diagnose and solve technical issues • Certifications, process mapping and improvement, specialized agents in technical support • Multichannel integration focusing on customer behavior • Workload, mobility software and interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey
Multichannel Customer Experience	• Digital channel integration and social media monitoring with automatic distribution • Manages service levels and agent productivity customer service, collection and technical support • Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience • Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person • Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

28

ATENTO

Mix of Revenue by Service Type

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%
Service desk	0.1%	0.1%	0.1%	-	-	-
Others	3.2%	3.2%	3.1%	3.4%	3.3%	3.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

30

Adjustments to EBITDA by Quarter

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss)

($ in millions)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Profit/(loss) for the period	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**
Net finance expense	1.6	19.6	9.5	15.9	46.7	19.4
Income tax expense	5.6	5.3	8.8	4.1	23.8	1.0
Depreciation and amortization	28.0	26.5	24.4	24.0	102.9	21.7
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**59.4**	**49.4**	**222.5**	**37.3**
Acquisition and integration related costs	0.1	-	-	-	0.1	-
Restructuring costs	1.0	2.7	4.1	8.6	16.4	6.2
Sponsor management fees	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7
Financing and IPO fees	0.3	-	-	-	0.3	-
Asset impairments and Others	0.8	1.4	2.3	3.1	7.6	(0.4)
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.8**	**64.0**	**250.3**	**48.8**

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO 31

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4
Restructuring Costs	1.0	2.7	4.1	8.6	16.4	6.2
Sponsor management fees	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7
Financing and IPO fees	0.3	-	-	-	0.3	-
PECs interest expense	-	-	-	-	-	
Asset impairments and Others	0.8	1.4	2.3	3.8	8.3	(0.4)
DTA adjustment in Spain	-	-	-	1.5	1.5	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	-	(3.5)	(17.5)	(0.5)
Net foreign exchange impacts	0.4	2.6	(3.5)	4.5	4.0	3.5
Tax effect	(2.9)	(3.5)	(4.1)	(6.4)	(17.1)	(5.3)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**22.5**	**23.1**	**76.0**	**9.8**
Adjusted Basic Earnings per share (in U.S. dollars) [*] (unaudited)	**0.21**	**0.21**	**0.31**	**0.31**	**1.03**	**0.13**

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of Adjusted EPS to Profit/(Loss).

ATENTO 32

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Brazil	**47,053**	**48,047**	**33**	**33**
Americas	**36,576**	**33,549**	**51**	**46**
Argentina (2)	3,666	3,705	11	11
Central America (3)	2,592	2,560	5	5
Chile	2,742	2,402	3	2
Colombia	7,335	5,479	9	7
Mexico	9,870	9,590	16	15
Peru	9,061	8,593	4	3
United States (4)	1,310	1,220	3	3
EMEA	**6,683**	**7,503**	**16**	**19**
Morocco	1,076	2,046	2	4
Spain	5,607	5,457	14	15
Total	**90,312**	**89,099**	**100**	**98**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

33

Reconciliations

Reconciliation of EBITDA and Adjusted EBITDA[1]

$MM

	Q1 2016	Q1 2015
EBITDA (non-GAAP)	**37.3**	**55.7**
Acquisition and integration related costs	-	0.1
Restructuring costs	6.2	1.0
Sponsor management fees		
Site relocation costs	5.7	0.4
Financing and IPO fees	-	0.3
Asset impairments and Other	(0.4)	0.8
Adjusted EBITDA (non-GAAP)	**48.8**	**58.3**

Reconciliation of Adjusted EPS to Profit/(Loss) [1]

$MM, except per share

	Q1 2016	Q1 2015
Profit for the period	**(4.8)**	**20.5**
Acquisition and integration costs	-	0.1
Amort. of Acquisition of Intangibles	5.4	7.7
Restructuring Costs	6.2	1.0
Sponsor management fees	-	-
Site relocation costs	5.7	0.4
Financing and IPO fees	-	0.3
PECs interest expense	-	-
Asset impairments and Other	(0.4)	0.8
Net foreign exchange gain of financial instruments	(0.5)	(13.0)
Net foreign exchange impacts (restated)	3.5	0.3
Tax effect	(5.3)	(2.9)
Adjusted Earnings	**9.8**	**15.3**
Adjusted Basic EPS	**$0.13**	**$0.21**

Notes:
(1) Additional detailed information can be found on the 1Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA and Reconciliation of Adjusted EPS to Profit/(Loss).

ATENTO 34

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'16
Senior Secured Notes	USD	2020	7.375%	296,6
Brazilian Debentures	BRL	2019	CDI + 3.7%	192,3
BNDES	BRL	2020	TJLP + 2.5%	50,7
			SELIC + 2.5%	12,6
			4.0%	15,0
			6.0%	1,2
			TJLP	0,4
CVI	ARS	2022	N/A	23,9
Finance lease payables	USD / COP	2019	8.4% / 9.6%	4,2
Other bank borrowings	MAD	2016	6.0%	0,1
Gross Debt				**597,0**
Short-Term Debt				8%
Long-Term Debt				92%

Debt by Currency
ARS 4%
USD 50 %
BRL 46 %

Highlights 1Q16

- Leverage ratio of 1.9x
- Cash and cash equivalents of $149MM, and existing revolving credit facility of €50MM, totaling Liquidity of $206MM
- Average debt maturity of 3.5 years
- Average cost of debt (LTM): 9.5% per year

Debt Amortization Schedule
$MM
149
43
67
75
92
296
-
24
Cash
2016
2017
2018
2019
2020
2021
2022

Net Debt / EBITDA
$MM
[VALUE]x
[VALUE]x
[VALUE]x
1.9
415
420
392
448
Dec/14
Mar/15
Dec/15
Mar/16
Net Debt
Net Debt / EBITDA

36

Brazil Debt and Leverage

	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'16
Brazilian Debentures	BRL	2019	CDI + 3.7%	192,3
BNDES	BRL	2020	TJLP + 2.5%	50,7
			SELIC + 2.5%	12,6
			4.0%	15,0
			6.0%	1,2
			TJLP	0,4
Gross Debt				**272,3**
Short-Term Debt				16%
Long-Term Debt				84%

Funding Mix
S
29
%
ra
zili
an
De

Highlights 1Q16

- Leverage ratio of 1.8x
- Liquidity of $45MM
- Average debt maturity of 2.5 years
- Average cost of debt (LTM): 13.4% per year

Debt Amortization Schedule
$MM
45
37
66
74
92
3
Cash
2016
2017
2018
2019
2020

Net Debt / EBITDA
$MM
[VALUE]
1.4x
1.7x
1.8x
235
189
187
220
Dec/14
Mar/15
Dec/15
Mar/16
Net Debt
Net Debt / EBITDA

(1) Net Debt/EBITDA calculated in Brazilian Reais

37

Glossary of Terms

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

38